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                                 Exhibit 8.1.1
                                 -------------

                                STORED VALUE CARD
                             DISTRIBUTION AGREEMENT


          THIS AGREEMENT is entered into this 19th day of May, 2005, by and between Morgan Beaumount, Inc. ("MBI"), 6015 31st Street East, Suite 201, Sarasota, Florida 34203, and Virtual Card Services. LLC, ("Distributor"), 8080 Daggett St. Suite 220, San Diego, CA 92111.

                                    ARTICLE 1
                                  DISTRIBUTORS

          1.1 "Product": MBI Non-Hologram Stored Value Card-ATM Card upgradeable by the end user to a Hologram Stored Value Card-ATM Card.

          1.2 "Product Unit": 1 Non-hologram card and 1 Hologram card in a non-retail package, (payroll style envelope with Terms and Conditions, card carrier and PIN card) to which cash can be added at retail locations, to be shipped directly to the consumer, or to the retail business that will sell to the consumer.

          1.3 "Stored Value Card System": A tool allowing retail locations to sell, activate and perform Patriot Act compliance for issuers of the Product and to load value on the Product.

          1.4 "Manufacturer's Suggested Retail Price" ("MSRP"): The price of the Product Units in United States Dollars, as set forth herein. MBI may change the MSRP of any Product Unit from time to time. Any change to the MSRP of any Product Unit will take effect upon 30 days prior written notice to Distributor.

          1.5 "Distributors "Retail Network": Retailers of Product Units bound by a distribution agreement with Distributor and selling to the end user of the Product.

                                    ARTICLE 2
                            GRANT OF DISTRIBUTORSHIP

          2.1 MBI hereby grants Distributor and Distributor accepts for a term of two years from the date hereof ("Term"), the exclusive right to distribute Products to Distributors database of sub prime consumers ("Consumers") and automobile dealerships ("Dealers") in the United States of America, subject to the terms and conditions of this Agreement.

          2.2 Distributor shall use its reasonable efforts to achieve maximum sales of Products and to establish an adequate retail network, consistent with good business ethics and in a manner that will reflect favorably on MBI and on the goodwill and reputation of MBI.

          2.3 Distributor will provide sufficient consumer information in a file format agreed to by both parties, or retail store information to allow fulfillment of a reasonable order from a Consumer or Dealer in Distributor's Retail Network within 24 hours of receipt of the order.

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                                    ARTICLE 3
                           DISTRIBUTOR RESPONSIBLITIES

          3.1 Develop distribution in motor vehicle dealership locations that represent the "Sire Network".

          3.2 Distributor anticipates purchasing at least 100,000 Product Units annually throughout the term of this Agreement and any renewal term hereof.

          3.3 Provide Dealers with information regarding the Stored Value Card System and set up, training and implementation of the Stored Value Card System.

          3.4 Provide Dealers a purchase or lease program for the hardware necessary to implement the Stored Value Card System for Dealers not having hardware compatible with the Stored Value Card System.

          3.5 Provide reasonable assistance to MBI in the implementation of the necessary products and services to support the Product.

          3.6 Provide advertising materials to the Distributor's Retail Network promoting the Product.

          3.7 Establish specifications for a launch plan for distribution of the Product and inform MBI of the identity of Distributor's team leader responsible for the launch of the distribution plan and the implementation of the Stored Value Card System throughout Distributor's Retail Network.

          3.8 Distributor acknowledges that implementation of the Stored Value Card System throughout Distributor's Retail Network will require significant involvement by Distributor's technical personnel. To implement the Stored Value Card System Distributor shall:

                  (a) Define and implement a plan for the trial testing and loading of the Product, including a timeline and anticipated dates of implementation.

                  (b) Provide appropriate information to all Distributors sales agents and independent representatives sufficient for the sales agents and independent representatives to market the Product.


                                    ARTICLE 4
                                MBI REQUIREMENTS

          4.1 Deliver Product Units to Consumers or Dealers as required by Distributor and as provided herein.

          4.2 Provide basic telephone support and customer service to end-users of the Product. Distributor may request that MBI provide additional technical support to Dealers, with pricing of such additional support to be determined by MBI based upon the specific nature and time intensity of the support requested.

          4.3 Provide Distributor necessary software tools to load the Stored Value Card System on compatible hardware owned or leased by Dealers.


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          4.4 Direct customers of Distributor's Retail Network to local participating Dealers in Distributor's Retail Network.

          4.5 Provide Distributor with up to five days of training for Distributor's sales staff on set up and implementation of the Stored Value Card System. Training will consist of:

                  (a) Providing 5 Product Units to Distributor for training and testing purposes.

                  (b) Work with Distributor's staff during the Product launch and Stored Value Card System implementation to assist Distributor's staff in gaining an adequate understanding of the Product and the Stored Value Card System.

                  (c) Provide training in the areas of transaction, reporting and other operating procedures.

          4.6 Upon the completion of training, MBI shall test the Product as purchased through a Distributor's Retail Network retailer to ensure proper functioning of the Stored Value Card System as implemented in Distributor's Retail Network.


                                    ARTICLE 5
                               ORDERS AND PRICING:

          5.1 The Price per Product Unit is:

                  (a) 1 ATM Card Product Unit: $3.00;

                  (b) 1 ATM Card and 1 Hologram Card Product Unit: $5.00;

                  (c) 2 ATM Card Product Unit: $3.50.

          The above pricing is based on anticipated purchase of a minimum of 100,000 units annually. Orders of less than 50,000 units will be priced per MBI's standard small order pricing, as adjusted by MBI from time to time.

          5.2 The Manufacturer's Suggested Retail Price (MSRP) of the all Product Units will be established and agreed to by both parties. The MSRP for the Product Units may be adjusted from time to time as deemed necessary by both parties.

          5.3 MBl will use its best efforts to fill Product orders as quickly as possible following receipt by MBI of the written order (FAX or e-mail shall constitute a written order).

          5.4 All shipments of Product will by F.O.B., and shall be invoiced upon receipt of the data file with consumer names and addresses. Each Invoice shall be due and payable to MBI within thirty days of receipt of the invoice.

          5.5 Each amount payable to MBI hereunder shall be paid in full, with no deductions or offsets, and remitted in United States Dollars by check, money order or deposit in such account at such financial institution as MBI shall from time to time designate. Delinquent payments shall bear interest at the rate of l.5% per month of the delinquent amount until paid, or the maximum interest rate permitted by law, whichever is less.

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          5.6 In the event that any Product is superseded by a private label card developed by the Distributor or new version of the Product offered by MBI, MBI shall give Distributor notice of such new version. Distributor may obtain the new version of said Product on a Product Unit per Product Unit basis by returning unsold Product Units of the superseded Product within thirty (30) days of such notice from MBI. Upon return of unsold units, together with an order for the new version of said superseded Product, MBI shall ship the requested number of Product Units, subject to the provisions of this Article, and provided that Distributor shall bear the costs of shipping and handling, together with any difference between the price for the superseded Product Unit and the Product Unit price for the new version of the Product.

          5.7 In the event Distributor desires the assistance of MBI's technical personnel in implementation of the Stored Value Card System or any upgrade thereto, including the development of any software to increase the Stored Value Card System's compatibility with the existing hardware in Distributor's Retail Network, such assistance shall be provided pursuant to a separate agreement and at pricing to then be determined by MBI.

                                    ARTICLE 6
                                  COMMISSIONS:

          6.1 MBI shall pay the following commissions to Distributor:

                  (a) $x.xx out of each load fee collected by MBI from a load of cash onto any Product purchased at any Dealer in Distributor's Retail Network.

                  (b) $x.xx out of each monthly fee collected by MBI from any monthly fee due for any Product Unit purchased from a Dealer in Distributor's Retail Network.

                  (c) 50% of the net profit of all transaction fees charged to Consumers.

                  No commissions for any load or transaction fee shall be deemed earned until 100% of the cash load, load fee, or transaction fee has been paid by the Dealers selling the Product load into the Dealer's MBI service account and such funds have been swept into an account owned and controlled by MBI (the "MBI Sweep"). MBI will not activate any load on any Product until such time as the MBI Sweep has occurred.

          6.2 Distributor and Company shall each place $5,000 into a fraud reserve account from which funds to recover all fraudulent activity will be drawn. The total amount of this account shall be $10,000 for the initial launch of the program, and may be adjusted from time to time based on the volume of fraudulent activity observed. If Distributor elects to create a private label, then Distributor shall not be required to contribute any additional funds to the Reserve fund.

          6.2 Commissions shall be paid 30 days following the end of the month in which such commissions were earned. MBI shall provide Distributor with a monthly reconciliation of commissions earned and paid, or more frequently, if reasonably requested by Distributor.

          6.3 Distributor shall be responsible for any commissions or other payments to Dealers in Distributor's Retail Network and MBI shall have no responsibility for such payments. Distributor shall indemnify and hold harmless MBI against any claim, cause of action, liability or judgment, including attorney's fees, arising from any Dealer in Distributor's Retail Network for non-payment of any commission or fee due to the Dealer from sales or service of the Product.

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                                    ARTICLE 7
                          INTELLECTUAL PROPERTY RIGHTS

          7.1 MBI represents to Distributor that it owns or has a license to all of the material contained in the Products and that, to the best of MBI`s knowledge, said Products do not infringe upon any copyright, patent, mark work, trademark or other proprietary right of any third party and that MBI has full authority to enter into this Agreement. In the event MBI did nor, or does not have all the required approvals, and is required to remove from the marketplace all material already installed, then MBI shall reimburse Distributor for it's total cost of all material Distributor returns to MBI or full cost of having to replace material Distributor previously installed in the market place. MBI represents to Distributor there are no known copyright, patent, mark work, trademark or other claims existing or threatened concerning the Products. MBI shall indemnify and hold Distributor harmless from and against any claims, expenses, losses or damages arising out of or in connection with any copyright, patent, mark work, trademark or other claim concerning the Products.

          7.2 Distributor shall have no rights to duplicate, translate, decompile, reverse engineer, or adapt Products without MBI's prior written consent. Notwithstanding the foregoing, Distributor shall not be precluded from using or creating similar Products.

          7.3 Distributor shall promptly notify MBI of any unauthorized third party duplication, distribution, or use of Products which comes to the attention of Distributor and shall provide MBI with whatever reasonable assistance is necessary to stop such activities.

          7.4 Distributor shall not attempt to register any of MBI's trademarks, company names, or trade names without MBI's written permission.

                                    ARTICLE 8
                                 CONFIDENTIALITY

          8.1 Distributor, on behalf of itself and its employees, shall take all reasonable steps to safeguard the Products distributed by it from any unauthorized use, duplication, sublicensing, or distribution.

          8.2 Distributor shall further, on behalf of itself and its employees, retain all Confidential Information furnished by MBI in strictest confidence and shall not publish or disclose such Confidential Information at any time during the term of this Agreement or after its termination.

                                    ARTICLE 9
                               LIMITED WARRANTIES

          9.1 MBI does not warrant that the functions contained in Products will meet the requirements of any end user or that Products are error-free. However, MBI does warrant that Products will operate substantially in accordance with the user documentation. MBI shall further make reasonable efforts to correct any significant reproducible error in Products or in the Stared Value Card System for which MBI receives written notice promptly after such error comes to the attention of Distributor, provided such error relates to the proper functioning of Products and has not been caused by negligence on the part of Distributor or any third party, hardware malfunction, or other causes external to the Products in the Stored Value Card System.

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          9.2 MBI warrants that Products are free from defects in materials and workmanship under normal use for a period of ninety (90) DAYS FROM the date of delivery by Distributor to the Consumers or Dealers. MBI's entire liability and Distributor's sole and exclusive remedy, as well as that of any Dealer and end user, shall be replacement without charge of any Product Unit which proves defective within the ninety (90) day period.

          9.3 The warranties set forth in paragraphs 9.1 and 9.2 of this Article 9 shall also apply to any new versions of Products which Distributor distributes in accordance with the terms and conditions of this Agreement.

          9.4 THE WARRANTIES CONTAINED IN PARAGRAPHS 9.1, 9.2 AND 9.3 OF THIS
ARTICLE 9 ARE IN LIEU OF ALL OTHER WARRANTIES OR CONDITIONS, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, THOSE OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL MBI BE LIABLE FOR DAMAGES, DIRECT OR INDIRECT, INCLUDING INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY DISTRIBUTOR, ANY RETAILER, END USER OR OTHER THIRD PARTY ARISING FROM BREACH OF WARRANTY OR BREACH OF CONTRACT, NEGLIGENCE OR ANY OTHER LEGAL GROUND OF ACTION.

          9.5 Distributor shall indemnify and hold MBI harmless from and against any claims, expenses, losses or damages arising out of or in connection with Distributor's distribution of Products.

                                   ARTICLE 10
                              COMPLIANCE WITH LAWS

          10.1 Distributor shall assure compliance with all applicable federal and state laws and regulations governing its operations.

                                   ARTICLE 11
                      RENEWAL OF AGREEMENT AND TERMINATION

          11.1 This Agreement shall be automatically renewed for one (1) year periods after the end of the initial 2 year term, unless either party gives written notice of non-renewal to the other at least 30 days prior to the end of their current term.

          11.2 This Agreement shall be subject to termination at any time upon thirty (30) days written notice by either party hereto.

          11.3 This Agreement shall be subject to immediate termination for good cause, at the election of MBI, by written notice to Distributor at any time in the event of any one or more of the following:

                  (a) Any illegal, unfair or deceptive business practices or unethical conduct whatsoever by Distributor, whether or not related to Products;

                  (b) A receiver, liquidator, trustee or like official is appointed for Distributor or any substantial portion of its property or if Distributor shall have filed or consented to any petition in bankruptcy or other insolvency proceedings or shall HAVE made any assignment for the benefit of creditors;

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                  (c) The nonpayment, within fifteen (15) days past the due
date, of any financial obligation due from Distributor pursuant to Article 5 hereof; or

                  (d) Any default by Distributor in the due observance or performance of any term or condition of this Agreement, other than that as specified in subparagraph (b), and such default shall have continued for a period of thirty (30) days after written notice specifying the same shall have been given by MBI to Distributor.

          11.4 Termination shall not extinguish any of Distributor's obligations under this Agreement which by their terms continue after the date of termination, including, but not limited to, the confidentiality obligations under Article 8 above.

          11.5 Termination shall not entitle Distributor to any compensation by MBI on any grounds whatsoever, including, but not limited to, lost profits, loss of goodwill, and consequential, direct, indirect, punitive or exemplary damages.

          11.6 For a period of six (6) months after termination, Distributor shall have the right to sell off existing stock of Products for which full payment has been made.

                                   ARTICLE 12
                                  MISCELLANEOUS

          12.1 SEVERABILITY. If any provision or portion of this Agreement shall become invalid or unenforceable for any reason, there shall be deemed to be made such minor changes in such provision or portion as are necessary to make it valid or enforceable. The invalidity or unenforceability of any provision or portion hereof shall not affect the validity or enforceability of the other provisions or portions hereof.

          12.2 ENTIRE AGREEMENT. This Agreement, together with the attached schedules, contains the entire agreement between the parties with respect to the subject matter contained herein and supersedes any and all prior understandings or agreements between the parties, whether oral or in writing. Any warranty, representation, promise, or condition not incorporated herein shall not be binding upon either party. No modification, renewal, extension, or waiver of this Agreement or any of its provisions shall be binding unless made in writing and signed by the parties hereto.

          12.3 INDEPENDENCE OF PARTIES. Nothing in this Agreement shall be construed as creating a partnership or joint venture between the parties or making Distributor an agent or employee of MBI. In all of its operations hereunder, Distributor shall be an independent contractor, shall conduct its business at its own cost and expense, and shall have no authority to make any representation or warranty on behalf of MBI.

          12.4 GOVERNING LAW. This Agreement has been negotiated and prepared and will be performed in the United States, and the validity, construction and enforcement of, and the remedies under, this Agreement shall be governed in accordance with the laws of the United States and the state of Florida (except any choice of law provisions of United States and Florida law shall not apply if the law of a state or jurisdiction other than Florida would apply thereby), except as to copyright and trademark matters which shall be governed by the laws of the United States and any applicable international conventions.

          12.5 VENUE. Venue of any action brought to interpret or enforce this agreement shall lie exclusively in the County of Sarasota, Florida, if the action is brought in the courts of the State of Florida;

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and if brought in the courts of the United States of America, IN the Middle
District of Florida, Tampa Division.

          12.6 WAIVER. Failure or delay on the part of MBI or Distributor to exercise any right, power or privilege hereunder shall not operate as a waiver thereof, now shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof.

          12.7 NOTICES. All notices, requests, demands, or other communications which are required or may be given under this Agreement shall be in writing in the English language and shall be deemed to have been duly delivered if sent by first class registered or certified airmail, or by telex, facsimile or other electronic transmission (confirmed by first class registered or certified mail) and properly addressed to the appropriate party at the address set forth above, until changed by notice in writing by either party hereto to the other party. If sent by airmail, notice shall be effective fourteen (14) days from the date of deposit with the post office. If sent by electronic transmission, notice shall be effective one day after transmission.

          12.8 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

          12.9 ATTORNEY'S FEES. In any arbitration or litigation brought under this Agreement or relating to any alleged breach of this Agreement, the prevailing party shall be entitled to recover, in addition to all damages suffered, its reasonable attorney's fees and costs.

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         IN WITNESS WHEREOF, MBT and Distributor EACH HAS caused this Agreement to be executed on its behalf by its duly authorized officer.


VIRTUAL CARD SERVICES, LLC                   MBI, INC.

/S/                                      By: /S/
---------------------------                  ------------------------------

5/25/05                                  As its: CEO
---------------------------                      --------------------------

                                         Date: 5/25/05
                                               ----------------------------


                                         Distributor
                                         -----------


                                         By:___________________________________
                                         As its:_______________________________
                                         Date:_________________________________


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                                    EXHIBIT A
                               PROGRAM DESCRIPTION

1. This Distribution Agreement shall be an exclusive agreement between the parties. MBI shall not enter into any other Agreement whereby a distributor shall use mass mail marketing programs to the automotive industry.

2. Distributor shall assist MBI in reporting a consumer use of the Products loaded on the SIRE Network to Equifax Credit Reporting Agency. The Distributor shall set an appropriate monthly fee for this reporting activity, and shall charge the Consumers card each month for the fee. Each party hereto will each receive 50% of the net profit of the consumer fee.

3. Distributor shall capture the consumer name, address, and social security number from each consumer wishing to purchase a Product Unit from the mass mailing marketing program. Distributor shall send a file in a secure manner with this information in. a format agreed to by both parties each day. MBI shall fulfill the consumer orders directly to the consumer via U.S Mail.

4. Each Dealer shall be required to become a load station on the SIRE Network, and shall use an approved hardware device to transmit the name, address, and social security number for each Consumer receiving a Product Unit, prior to giving the Product to the Consumer. If the Consumer is also ordering a Hologram card, this information will be conveyed to MBI in a file format agreed to by both parties so fulfillment of the Hologram Card Product directly to the Consumer can be handled by MBI. Distributor shall provide the name and address of the Dealer with an order for Product Units so MBI can ship Product Units directly to the Dealer.